SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2008

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                             to                              .

 Commission file number 0-12385

 Aaron Rents, Inc. Employees Retirement Plan and Trust
Full title of the plan and the address of the plan, if different from that of the issuer named below

AARON’S, INC.
309 E. PACES FERRY ROAD, N.E.
ATLANTA, GA 30305-2377

This report contains a total of 13 sequentially numbered pages.
Exhibit Index appears on page 12.

Audited Financial Statements and Supplemental Schedule

Aaron Rents, Inc. Employees Retirement Plan and Trust
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

Aaron Rents, Inc.
Employees Retirement Plan and Trust

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Aaron Rents, Inc. Employees Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Aaron Rents, Inc. Employees Retirement Plan and Trust as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Atlanta, GA
June 25, 2009

Aaron Rents, Inc.
Employees Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value	$21,667,384	$25,692,702
Contributions receivable:
Employer	5,863	37,389
Participant	15,907	108,595
Net assets available for benefits	$21,689,154	$25,838,686

See accompanying notes.

Aaron Rents, Inc.
Employees Retirement Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2008	2007
Additions to net assets attributed to:
Interest and dividend income	$352,470	$2,730,885
Contributions:
Participant	2,576,956	2,480,116
Employer	848,119	819,712
Rollover	42,478	154,073
Total additions	3,820,023	6,184,786

Net depreciation in fair value of investments	(4,008,722)	(4,091,909)

Deductions from net assets attributed to:
Distributions	(3,960,833)	(2,404,672)
Net decrease in net assets available for benefits	(4,149,532)	(311,795)
Net assets available for benefits at beginning of year	25,838,686	26,150,481
Net assets available for benefits at end of year	$21,689,154	$25,838,686

See accompanying notes.

Aaron Rents, Inc.
Employees Retirement Plan and Trust

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the Aaron Rents, Inc. Employees Retirement Plan and Trust (the Plan) is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions, and Plan termination may be found in the Summary Plan Description, which has been distributed to all participants, and the Plan document, which is available to all participants upon request.

The Plan is a defined contribution plan covering substantially all employees of Aaron’s, Inc., formerly known as Aaron Rents, Inc., (the Company). Any employee of the Company who attains 21 years of age and has completed one year of service (as defined in the Plan document) is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Employee Benefits Committee (the Committee) appointed by the Board of Directors of the Company. The duties of the Committee include interpretation of the Plan Agreement, determination of benefits due to participants, and authorization of disbursements from the net assets available for benefits.

Participation in the Plan is voluntary and participants may contribute up to ten percent of their annual compensation in the form of a salary deferral, thereby deferring related income taxes pursuant to Section 401(k) of the Internal Revenue Code (the Code). Participants may also contribute up to an additional ten percent of their aggregate annual compensation paid by the Company during all years they have been a participant under the Plan and any other qualified retirement plan adopted by the Company; however, income taxes on this additional portion of the participant’s compensation may not be deferred. The Company matches 50% of the first 4% of compensation that a participant contributes to the Plan.

Individual accounts are maintained for each participant. Investment income earned by the Plan is allocated to participants’ accounts based upon relative balances of the individual accounts as of the valuation date for which the allocation is being made. At the discretion of the Company, forfeitures may reduce the matching contribution required for the current Plan year or may be allocated to participants’ accounts pro rata based on compensation. In 2008 and 2007, the Company elected to reduce its matching contribution by forfeitures of $122,820 and $73,338, respectively. Unallocated forfeiture account balances totaled $3 and $43,443 for the years ended December 31, 2008 and 2007, respectively.

Participants are immediately vested in their contributions and earnings thereon. The Plan provides for 20% vesting of all Company contributions after two years of service (as defined in the Plan document) are completed with subsequent vesting at an additional 20% per service year until the participant is fully vested.

A participant’s total account balance is payable either in a lump-sum distribution or by regular periodic installments upon his or her retirement, death, or disability. Upon termination of service, only the vested portion of the participant’s account becomes payable. In the event of a participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants will become 100% vested. The Plan’s assets will be distributable to the participants in accordance with the respective values of their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Valuation of Investments

The Plan’s investments are stated at fair value. Shares of mutual funds and Aaron’s, Inc. common stock investments are valued based on quoted market prices in an active market which represent the net asset value of shares held by the Plan at year-end.

The Plan invests in fully benefit-responsive investment contracts through a common collective trust (SunTrust Retirement Stable Asset Fund). The statements of net assets available for benefits present the fair value of the Plan’s interest in the SunTrust Retirement Stable Asset Fund; however, no adjustment from fair value to contract value was necessary as contract value approximates fair value. The fair value of the Plan’s interest in the SunTrust Retirement Stable Asset Fund is based on quoted redemption value reported by the issuer of the common collective trust at year-end. The contract value of the SunTrust Retirement Stable Asset Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Effective January 1, 2008, the Plan adopted SFAS No. 157 which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS No. 157 did not impact the valuation of the investments of the Plan.

The following provides a description of the three levels of inputs that may be used to measure fair value under SFAS No. 157:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Company stock	$6,552,430	$–	$–	$6,552,430
Common trust fund	–	3,751,047	–	3,751,047
Mutual funds	11,363,907	–	–	11,363,907
Total assets at fair value	$17,916,337	$3,751,047	$–	$21,667,384

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS No. 157 effective January 1, 2008.

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS No. 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

Administrative Costs

The Company pays all administrative costs of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates and the differences could be significant.

3. Investments

During 2008 and 2007, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by SunTrust Bank (the Trustee):

	December 31
	2008	2007

Mutual funds (quoted market prices)	$(6,041,755)	$(1,741,644)
Aaron’s, Inc. common stock (quoted market price)	1,917,919	(2,507,666)
Common trust fund (quoted redemption price)	115,114	157,401
	$(4,008,722)	$(4,091,909)

Investments that represent 5% or more of the value of the Plan’s net assets are as follows:

	December 31
	2008		2007

Aaron’s, Inc. Common Stock Fund	$6,552,430		$5,047,797
SunTrust Bank:
Ridgeworth International Equity Fund	864,249	*	1,700,381
Alliance Bernstein Balanced Fund Shares A	1,861,542		2,674,106
Ridgeworth Large Cap Growth Fund	1,466,511		2,521,225
SunTrust Retirement Stable Asset Fund B	3,751,047		3,538,707
Ridgeworth Large Cap Value Fund	2,810,227		4,476,384
Ridgeworth Small Cap Value Fund	1,527,612		2,461,104
Franklin Small-Mid Cap Growth Fund	984,339	*	1,769,548
Ridgeworth US Government Securities Fund	1,437,660		1,024,785	*

*Investment was less than 5% of net assets.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

5. Transactions With Parties in Interest

Certain Plan investments are shares of funds managed by SunTrust Bank. SunTrust Bank is the Plan’s Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Plan held 245,504 and 262,358 shares of Aaron’s, Inc. Common Stock valued at $6,552,430 and $5,047,797 at December 31, 2008 and 2007, respectively. The Plan received $16,866 and $15,645 in dividends from Aaron’s, Inc. Common Stock in 2008 and 2007, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Aaron Rents, Inc.
Employees Retirement Plan and Trust

EIN #58-0687630     Plan #001

Schedule H Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Aaron’s, Inc.	Aaron’s, Inc. Common Stock Fund	$6,552,430
*	SunTrust Bank	Goldman Sachs Mid Cap Value Fund	409,458
*	SunTrust Bank	MFS Research International R3 Fund	2,034
*	SunTrust Bank	Franklin Small-Mid Cap Growth Fund	984,339
*	SunTrust Bank	T. Rowe Price Retirement Income Fund - R	275
*	SunTrust Bank	Ridgeworth Large Cap Growth Fund	1,466,511
*	SunTrust Bank	Ridgeworth US Government Securities Fund	1,437,660
*	SunTrust Bank	Ridgeworth International Equity Fund	864,249
*	SunTrust Bank	SunTrust Retirement Stable Asset Fund B	3,751,047
*	SunTrust Bank	Ridgeworth Small Cap Value Fund	1,527,612
*	SunTrust Bank	Ridgeworth Large Cap Value Fund	2,810,227
*	SunTrust Bank	Alliance Bernstein Balanced Fund Shares A	1,861,542
			$21,667,384

*Party in Interest

Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aaron Rents, Inc. Employees Retirement Plan and Trust (Name of Plan)

Date June 29, 2009	/s/ JAMES L. CATES
Name: James L. Cates Title: Chairman Employee Benefits Committee

EXHIBIT INDEX

Exhibit	Description	Page

23	Consent of Ernst & Young LLP	13